Giovanni Caruso of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

July 9, 2015

Mr. John Reynolds Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Borneo Resource Investments Ltd.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed April 15, 2015
File No. 000-54707

Dear Mr. Reynolds:

On behalf of our client, Borneo Resource Investments Ltd. (the “Company”), we acknowledge receipt of the letter from the staff of the Division of Corporation Finance (the “Staff”) dated April 20, 2015 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 000-54707) (the “Form 10-K”) addressed to Mr. Marco Hon Wai Ku (the “Staff’s Letter”).

The Company previously requested extensions to the date when it was required to provide a response to the Staff’s Letter and the Company has been diligently working on completing such response. However, the Company has experienced delays in obtaining necessary information from its Indonesian counsel and in collecting information due to the relevant employee’s temporary unavailability. The Company has obtained this information and is currently working to incorporate them into the disclosure in the Form 10-K. The Company will need additional time to respond to the comments. We hereby request that the Company have until July 23, 2015 to file a response to the Staff’s Letter.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

A.	Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Loeb & Loeb LLP